Exhibit 12.1 – Statement regarding computation of ratio of earnings to fixed charges

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the historical ratio of our earnings to our fixed charges for the periods indicated:

	Year Ended September					Six Months
	2005	2006	2007	2008	2009	March FY09	March FY10
Fixed Charges
Interest expensed and capitalized interest	38,038	92,831	86,852	67,967	75,425	35,116	35,448
Debt related amortization	—	3,108	3,489	3,505	17,467	14,849	3,967
Portion of rents representative of interest factor	—	—	—	—	—	—	—
Preferred returns to minority interest shareholders	—	—	—	—	—	—	—

Total Fixed Charges	38,038	95,939	90,341	71,472	92,892	49,965	39,415

Earnings
Pre-tax income from continuing operations, before taxes, as reported	111,480	111,517	115,225	(1,113,861)	(262,571)	(226,875)	55,248

Add: Noncontrolling interest and equity in earnings of associated companies, net	12,944	21,970	21,193	10,746	5,299	3,544	3,508

Income (loss) from continuing operations, before income taxes, as adjusted	24,424	133,487	136,418	(1,103,115)	(257,272)	(223,331)	58,756
Add: Fixed charges	38,038	95,939	90,341	71,472	92,892	49,965	39,415
Add: Amortization of capitalized interest	—	—	—	—	—	—	—
Add: Distributed income of associated companies	7,375	7,375	7,375	5,812	2,000	2,000	1,100
Less: Interest capitalized	—	—	—	—	—	—	—
Less: Preference security dividend	—	—	—	—	—	—	—
Less: Noncontrolling interest	160	1,231	1,069	535	179	132	42

Total earnings (losses) available for fixed charges	169,677	235,570	233,065	(1,026,366)	(162,559)	(171,498)	99,229

Ratio of earnings to fixed charges	4.5	2.5	2.6	(A)	(B)	(C)	2.5

(A)	The ratio was less than 1.0 for the fiscal year ended September 28, 2008 as earnings were inadequate to cover fixed charges. Additional earnings of approximately $1.1 billion would have been necessary to bring the ratio to 1.0. Income from continuing operations before income taxes, as reported, includes $1.2 billion of asset impairment and other charges. Absent these charges, the ratio of earnings to fixed charges would have been 2.3. These charges are described in our Annual Report on Form 10-K for the fiscal year ended September 28, 2008, which is incorporated by reference herein.
(B)	The ratio was less than 1.0 for the fiscal year ended September 27, 2009 as earnings were inadequate to cover fixed charges. Additional earnings of approximately $255 million would have been necessary to bring the ratio to 1.0. Income from continuing operations before income taxes, as reported, includes $347 million of asset impairment and other charges. Absent these charges, the ratio of earnings to fixed charges would have been 2.0. These charges are described in our Annual Report on Form 10-K for the fiscal year ended September 27, 2009, which is incorporated by reference herein.
(C)	The ratio was less than 1.0 for the six-months ended March 29, 2009 as earnings were inadequate to cover fixed charges. Additional earnings of approximately $221 million would have been necessary to bring the ratio to 1.0. Income from continuing operations before income taxes, as reported, includes $299 million of asset impairment and other charges. Absent these charges, the ratio of earnings to fixed charges would have been 2.6. These charges are described in our Quarterly Report on Form 10-Q for the period ended March 28, 2010, which is incorporated by reference herein.